ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

August 14, 2012

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Sally Samuel

Re:	Premier Multi-Series VIT (formerly known as Allianz Global Investors VIT)
File Nos. 333-182079 and 811-22712

Dear Ms. Samuel:

Thank you for your letter, dated July 27, 2012 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the initial Registration Statement on Form N-1A (the “Registration Statement”) relating to the initial registration of shares of beneficial interest of NFJ Dividend Value Portfolio (the “Portfolio”), the sole initial series of Premier Multi-Series VIT (formerly known as Allianz Global Investors VIT) (the “Trust”), which was filed with the SEC on June 12, 2012. Capitalized terms not defined herein shall have the same meaning ascribed to them in the prospectus or the statement of additional information, as applicable, in the Registration Statement.

The following sets forth the Trust’s responses to the Staff’s comments. For convenience of reference, the Staff’s comments have been summarized before each response. In several of the responses below, we have indicated that a change or addition will be made. In those instances we are referring to one or more pre-effective amendments to the Registration Statement (each, a “Subsequent Pre-Effective Amendment”). The Trust intends to make the first Subsequent Pre-Effective Amendment within the coming few days, but we have submitted this letter in advance in order to expedite the Staff’s review of the Trust’s responses.

Prospectus

Prospectus Cover

1.a.	Comment: Please move the file number identifiers to the back cover.

August 14, 2012

Response: The requested change has been made.

1.b.	Comment: Please explain the basis for the use of “Global” in the name of the Trust.

Response: The Trust notes that its name has changed from Allianz Global Investors VIT to Premier Multi-Series VIT. Accordingly, the Edgar Access Codes and the Registration Statement have been updated to reflect the new name of the Trust, which no longer includes the word “Global.”

Portfolio Summary – Fees and Expenses of the Portfolio

2.a.	Comment: Please add a sentence in the introduction to the “Fees and Expenses of the Portfolio” table stating that the fees and expenses of the variable contract are not shown, and that if they were, the costs would be higher.

Response: As stated in the Registration Statement, shares of the Portfolio will initially only be offered for purchase by Affiliated Funds. In the future, shares of the Portfolio may also be offered for purchase by Separate Accounts to serve as an investment medium for Variable Contracts issued by life insurance companies. In order to take into account the eventuality that shares of the Portfolio are offered for purchase by Separate Accounts, the following sentences will be added in the next Subsequent Pre-Effective Amendment (additions denoted by underlining):

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. The table does not reflect the fees and expenses of Affiliated Funds or Variable Contracts (each as defined below) through which investors may invest indirectly into the Portfolio. If it did, expenses would be higher.

2.b.	Comment: Please eliminate the word “Estimated” in the “Other Expenses” caption. All captions should conform with the requirements of Item 3. Also, the reduction in the management fee cannot be reflected unless the contractual agreement remains in effect for at least one year from the effective date of the prospectus. Finally, include the information regarding termination as required by Instruction 3(e).

Response: The requested change, to eliminate the word “Estimated” in the “Other Expenses” caption, will be made in the next Subsequent Pre-Effective Amendment.

The Trust confirms that the fee waiver disclosed in the fee table for the Portfolio will be in effect through August 31, 2013, which the Trust anticipates will be at least one year from the effective date of the Registration Statement. This will be reflected in the next Subsequent Pre-Effective Amendment.

August 14, 2012

The Trust respectfully submits that the current disclosure in footnote 2 to the Annual Portfolio Operating Expenses table, once it is revised to insert the above-reference August 31, 2013 date, will meet the requirements of Instruction 3(e) to Item 3 of Form N-1A.

2.c.	Comment: All missing information must be included in a pre-effective amendment.

Response: The Trust intends to include all required information in one or more Subsequent Pre-Effective Amendments.

3.	Comment: Please add a sentence in the introduction to “Examples” stating that the fees and expenses of the variable contract are not shown, and that if they were, the costs would be higher. Also, please complete the examples. Please note than any fee and expense reduction which complies with Item 3 may only be reflected in the example for the first year.

Response: As stated in the Registration Statement, shares of the Portfolio will initially only be offered for purchase by Affiliated Funds. In the future, shares of the Portfolio may also be offered for purchase by Separate Accounts to serve as an investment medium for Variable Contracts issued by life insurance companies. In order to take into account the eventuality that shares of the Portfolio are offered for purchase by Separate Accounts, the disclosure in the “Examples” section will be revised in the next Subsequent Pre-Effective Amendment as follows (additions denoted by underlining):

The Examples are intended to help you compare the cost of investing in shares of the Portfolio with the costs of investing in other mutual funds. The Examples assume that you invest $10,000 in Portfolio shares for the time periods indicated, your investment has a 5% return each year, and the Portfolio’s operating expenses remain the same. Although your actual costs may be higher or lower, the Examples show what your costs would be based on these assumptions. The Examples are based, for the first year, on Total Annual Portfolio Operating Expenses After Expense Reductions and, for all other periods, on Total Annual Portfolio Operating Expenses. These Examples do not take into account the fees and expenses of Affiliated Funds or Variable Contracts (each as defined below) through which investors may invest indirectly into the Portfolio. If they did, expenses would be higher.

The Trust intends to include all required information in one or more Subsequent Pre-Effective Amendments.

August 14, 2012

Portfolio Summary – Principal Risks

4.	Comment: With respect to the risks identified in bold that are not defined, please provide a short description of each such risk. A more detailed discussion can be provided in response to Item 9.

Response: The Trust respectfully submits that the disclosure under Principal Risks in the Portfolio Summary is currently presented in a user-friendly manner and is compliant with Item 4(b) of Form N-1A. The disclosure includes a short description of each risk identified in bold. The Trust notes that, in two places, multiple risks are listed together. In the first instance, Management Risk, Issuer Risk and Market Risk are listed in a parenthetical following the first sentence under “Principal Risks,” which is intended to summarize these three related risks concisely together. In the second instance, Non-U.S. Investment Risk, Emerging Markets Risk and Currency Risk are listed together and followed by a parenthetical, intended to summarize all three risks, that reads: “(non-U.S. securities markets and issuers may be more volatile, smaller, less liquid, less transparent and subject to less oversight, particularly in emerging markets, and non-U.S. securities values may also fluctuate with currency exchange rates).”

Principal Investments and Strategies of the Portfolio

5.	Comment: Please delete the sentence regarding past performance in the second paragraph of this section since this is a new portfolio.

Response: The requested change will be made in the next Subsequent Pre-Effective Amendment.

Summary of Principal Risks

6.	Comment: Please make the risks specific to the Portfolio. Eliminate clauses, such as “to the extent the Portfolio invests in….” Please specify whether the Portfolio makes such investments and provide risks only for actual investments that the Portfolio intends to make.

Response: The Trust respectfully submits that the prospectus risk disclosure is currently presented in a user-friendly manner and is compliant with Item 9(c) of Form N-1A. The specific principal risks applicable to the Portfolio are listed along with summary risk descriptions in the Portfolio’s Portfolio Summary and are reiterated in bullet-point format in the “Principal Investments and Strategies of the Portfolio – Principal Risks” section. In each section, readers are then referred to the “Summary of Principal Risks” section for a full description of the risks identified. The Trust confirms that each risk identified in these sections represents a risk for actual investments that the Portfolio intends to make. The Trust believes that language such as “to the extent the Portfolio invests in…” remains appropriate

August 14, 2012

because the extent of the Portfolio’s investment in a particular type of security may change over time. Nevertheless, in response to the comment, the Trust will revise certain descriptions in the next Subsequent Pre-Effective Amendment to clarify the applicability to the Portfolio and to eliminate, where appropriate, phrases such as “to the extent the Portfolio invests in….”

Prior Related Performance Information

7.	Comment: In the caption to the table on page 12, please delete the word “relating.” Please also confirm that all accounts managed by NFJ that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Portfolio are reflected in the composite.

Response: The requested change, to delete the word “relating” in the table caption, has been made.

The Trust has confirmed that all fee paying discretionary institutional and mutual fund accounts (including sub-advisory relationships) managed by NFJ Investment Group LLC, the sub-adviser of the Portfolio, that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Portfolio are reflected in the composite.

Management of the Portfolio – Manager/Sub-Adviser Relationship

8.	Comment: Please delete this paragraph as the Exemptive Order does not apply to the Portfolio.

Response: The requested change will be made in the next Subsequent Pre-Effective Amendment.

How to Buy and Sell Shares – Abusive Trading Practices

9.	Comment: Please add disclosure regarding the agreement with insurers required by Rule 22c-2.

Response: As stated in the Registration Statement, shares of the Portfolio will initially only be offered for purchase by Affiliated Funds. In the future, shares of the Portfolio may also be offered for purchase by Separate Accounts to serve as an investment medium for Variable Contracts issued by life insurance companies. In order to take into account the eventuality that shares of the Portfolio are offered for purchase by Separate Accounts, the Trust will add the following after the first paragraph under Abusive Trading Practices:

August 14, 2012

As mandated by the 1940 Act, in the event that shares of the Portfolio are offered for purchase by Separate Accounts, the Distributor will enter into agreements with the insurance company issuers of Variable Contracts pursuant to which such insurance companies undertake to use reasonable efforts to assist the Portfolio and Distributor to detect, prevent and report market timing or excessive short term trading.

Characteristics and Risks of Securities and Investment Techniques – Short Sales

10.	Comment: Please explain the limitation currently imposed by the SEC and other regulatory agencies with respect to short sales. Please also make this clarification in the section on “short sales” in the SAI (page 23).

Response: The Trust will revise the disclosure under “Short Sales” in the “Characteristics and Risks of Securities and Investment Techniques” section of the prospectus in the next Subsequent Pre-Effective Amendment as follows (additions denoted by underlining and deletions by ~~strikethrough~~):

The SEC and other (including non-U.S.) regulatory authorities have in the past imposed, and may in the future impose, restrictions on short selling, either on a temporary or ~~permanent~~ continuing basis, which may include placing limitations on specific companies and/or industries with respect to which the Portfolio may enter into short positions. For example, in July 2012, Italy reintroduced a one-week ban on short selling of financial stocks and Spain issued a three-month ban on short selling for all Spanish shares, as well as index short bets or any similar trade in derivatives on or off of established exchanges. Where regulatory authorities from time to time impose these types of restrictions, the Portfolio’s ability to take short positions may be adversely impacted. Any such restrictions may hinder the Portfolio in, or prevent it from, fully implementing its investment strategies, and may negatively affect performance.

The Trust will revise the disclosure in the Statement of Additional Information, to clarify the limitation currently imposed, in the next Subsequent Pre-Effective Amendment as follows (deletions denoted by ~~strikethrough~~):

In the view of the SEC, a short sale involves the creation of a “senior security” as such term is defined in the 1940 Act, unless the sale is “against the box,” or unless the Portfolio’s obligation to deliver the securities sold short is “covered” by segregating cash, U.S. Government securities or other liquid debt or equity securities in an amount equal to the difference between the market value of the securities sold short ~~at the time of the short sale~~ and any cash or securities required to be deposited as collateral with a broker in connection with the sale (not including the proceeds

August 14, 2012

from the short sale), which difference is adjusted daily for changes in the value of the securities sold short. The Portfolio will not make short sales of securities or maintain a short position if doing so could create liabilities or require collateral deposits and segregation of assets aggregating more than 25% of the value of the Portfolio’s total assets.

Characteristics and Risks of Securities and Investment Techniques – Illiquid Securities

11.	Comment: Please add disclosure that if the Portfolio’s investments in illiquid securities exceed 15%, the Portfolio will take the steps necessary to bring such investments down to 15% or less.

Response: The disclosure in the “Characteristics and Risks of Securities and Investment Techniques – Illiquid Securities” section of the prospectus will be revised as follows in the next Subsequent Pre-Effective Amendment (additions denoted by underlining and deletions by ~~strikethrough~~):

The Portfolio may invest in illiquid securities so long as not more than 15% of the value of the Portfolio’s net assets (taken at ~~market~~current value ~~at the time of investment~~) would be invested in such securities. If the Portfolio’s investments in illiquid securities exceed 15% of the Portfolio’s net assets, the Portfolio will take the steps necessary to bring such investments down to 15% or less of the Portfolio’s net assets. Certain illiquid securities may require pricing using fair valuation procedures approved by the Board of Trustees. The Sub-Adviser may be subject to significant delays in disposing of illiquid securities held by the Portfolio, and transactions in illiquid securities may entail registration expenses and other transaction costs that are higher than those for transactions in liquid securities. The term “illiquid securities” for this purpose means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Portfolio has valued the securities. Please see “Investment Objectives and Policies” in the Statement of Additional Information for a listing of various securities that are generally considered to be illiquid for these purposes. Restricted securities, i.e., securities subject to legal or contractual restrictions on resale, may be illiquid. However, some restricted securities (such as securities issued pursuant to Rule 144A under the Securities Act of 1933 and certain commercial paper) may be treated as liquid, although they may be less liquid than registered securities traded on established secondary markets.

August 14, 2012

Back Cover

12.	Comment: Please provide the statement required by Item 1(b) regarding the information in the Portfolio’s annual and semi-annual reports.

Response: The Trust notes that Instruction 4 to Item 1(b)(1) states as follows: “A Fund that has not yet been required to deliver an annual or semi-annual report to shareholders under rule 30e-1 [17 CFR 270.30e-1] may omit the statements required by this paragraph regarding the reports.” Nevertheless, in response to the comment, the disclosure on the back cover will be revised in the next Subsequent Pre-Effective Amendment to read as follows (additions denoted by underlining):

The Trust’s Statement of Additional Information (“SAI”) and annual and semi-annual reports to shareholders, when they become available, include additional information about the Portfolio. The SAI is incorporated by reference into this Prospectus, which means it is part of this Prospectus for legal purposes. The Portfolio’s annual report, when it becomes available, will discuss the market conditions and investment strategies that significantly affected the Portfolio’s performance during its last fiscal year.

Statement of Additional Information

Investment Restrictions – Other Information Regarding Investment Restrictions and Policies

13.	Comment: Please carve out illiquid securities from the second paragraph of this section.

Response: The second paragraph under “Investment Restrictions – Other Information Regarding Investment Restrictions and Policies” has been revised as follows (additions denoted by underlining and deletions by ~~strikethrough~~):

Unless otherwise stated, all limitations applicable to the Portfolio’s investments will apply at the time of investment. The Portfolio will not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Any subsequent change in the percentage of the Portfolio’s total assets invested in certain securities or other instruments resulting from market fluctuations or other changes in the Portfolio’s total assets will not require the Portfolio to dispose of an investment until the Sub-Adviser determines that it is practicable to sell or close out the investment without undue market or tax consequences to the Portfolio. While the Portfolio may not violate a restriction as a result of subsequent changes in market values, it may have obligations to take steps to remedy positions outside of stated percentage limits, as in the case of the 15% limitation on illiquid securities discussed under “Investment of Assets – Illiquid Securities” above. The Manager or the~~applicable~~ Sub-Adviser will take into account market, tax and other consequences to the Portfolio in considering whether or not sell or close out an

August 14, 2012

investment that has become inconsistent with an investment limitation after its purchase due to market fluctuations, a change in ratings assigned to the security or other factors. In the event that ratings services assign different ratings to the same security, the Manager or Sub-Adviser will determine which rating it believes best reflects the security’s quality and risk at that time, which may be the higher of the several assigned ratings. Unless otherwise indicated, references to assets in the percentage limitations on the Portfolio’s investments refer to total assets.

Management of the Trust – Trustees and Officers

14.a.	Comment: Please provide the age of each Trustee and Executive Officer.

Response: The requested change will be made in the next Subsequent Pre-Effective Amendment.

14.b.	Comment: Please eliminate the “during the past 5 years” qualification from column 6 of the Independent Trustees’ table. Please show 5 years for column 4 “principal occupation.”

Response: The requested changes will be made in the next Subsequent Pre-Effective Amendment.

14.c.	Comment: The Executive Officers’ table needs columns five and six.

Response: The Trust respectfully submits that the Executive Officers’ table as currently constructed is compliant with Item 17(a) of Form N-1A. The headings of columns five and six in the management information table under Item 17(a) refer specifically to directors. Column five is entitled “Number of Portfolios in Fund Complex Overseen by Director,” while column six is entitled “Other Directorships Held by Director.” As such, the Trust has included columns five and six in the Interested Trustee and Independent Trustee tables, but respectfully submits that columns five and six are inapplicable to the Executive Officers’ table.

14.d.	Comment: Please provide the required qualification information for each Trustee. Currently, information is provided only for Brian Shlissel.

Response: At the time the Registration Statement was filed, only one trustee served on the Board of Trustees of the Trust. The Trust will provide the required qualification information for each Trustee currently serving on the Board of Trustees in the next Subsequent Pre-Effective Amendment.

August 14, 2012

Other Information – Voting Rights

15.	Comment: Please add in the discussion regarding voting rights of policy owners that the insurance companies issuing Variable Contracts will also vote shares owned in their own names proportionally.

Response: The disclosure in the “Voting Rights” section will be revised as follows in the next Subsequent Pre-Effective Amendment (additions denoted by underlining and deletions by ~~strikethrough~~):

In accordance with current laws, it is anticipated that an insurance company issuing a Variable Contract ~~that participates in~~ that directly acquires shares of the Portfolio will request voting instructions from Variable Contract owners and will vote Portfolio shares ~~or other voting interests in~~ held by the Separate Account (or by the insurance company in its own name) in proportion to the instructions~~votes~~ received. The effect of proportional voting is that if a large number of Variable Contract owners do not provide the insurance company voting instructions, a small number of variable contract owners may determine the outcome of the vote.

Part C

Exhibits

16.	Comment: The actual agreements rather than the “form of” should be filed. See Rule 483 of the Securities Act of 1933.

Response: The Trust intends to file executed agreements as exhibits in a Subsequent Pre-Effective Amendment.

Power of Attorney

17.	Comment: All powers of attorney to be filed by amendment should specifically reference the filing and be filed as an exhibit in accordance with Rule 483 of the Securities Act of 1933.

Response: The Trust confirms that all powers of attorney to be filed by amendment will specifically reference the Registration Statement. The Trust intends to file all powers of attorney in a Subsequent Pre-Effective Amendment.

Indemnification Undertaking

18.	Comment: Include the indemnification undertaking required by Rule 484 of the Securities Act of 1933.

August 14, 2012

Response: The requested change will be made in the next Subsequent Pre-Effective Amendment.

General Comments

19.	Comment: Financial statements, exhibits and other required disclosure not included in this Registration Statement must be filed in a pre-effective amendment to the Registration Statement.

Response: The Trust intends to include all required information and exhibits to the Registration Statement in one or more Subsequent Pre-Effective Amendments.

20.	Comment: Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending Registration Statement, it should furnish a letter, at the time of such request, acknowledging that

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing and the Staff comments, the Trust’s changes to the disclosure in response to the Staff comments or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from this responsibility; and

•	the Trust may not assert this action or the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested “Tandy” representation is provided below.

21.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Trust and its management have been made aware of this comment. The Trust intends to include the requested “Tandy” acknowledgements as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement. The Trust currently expects to request acceleration during the last week of August 2012.

* * * * *

August 14, 2012

Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to these filings; (ii) the Commission’s staff’s review of these filings, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in these filings; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me (at 617- 951-7747) or George B. Raine (at 617-951-7556) if you have any questions regarding the foregoing.

Very truly yours,

/s/ Timothy F. Cormier

Timothy F. Cormier

cc:	Brian Shlissel

Thomas J. Fuccillo, Esq.

Wayne Miao, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.